Reminder to vote flyer mailed to MGE Energy Shareholders on or about May 1, 2019.



Your PROXY VOTE is IMPORTANT.
Visit proxyvote.com to learn more.
YOUR vote counts.
You can vote online, by phone or by mailing the enclosed voting form.
MGE ENERGY

YOUR VOTE COUNTS

We recently mailed you information about our Annual Meeting of Shareholders to be held May 14, 2019, and have not yet received your proxy vote. Your vote and this communication may have crossed in the mail. We want to be certain we have your vote for this meeting.

> Please vote promptly. You may vote by visiting proxyvote.com, by telephone or by returning your proxy card. We have included instructions in this mailing.

Watch our Video

Visit proxyvote.com to watch a brief video with Jeff Keebler, Chairman, President and CEO of MGE Energy and Madison Gas and Electric. Learn about our new projects and how we will reach our goals for a cleaner, smarter, more sustainable energy future.







MGE ENERGY

R16203-EPR